Exhibit 99.1

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario L4G 7A9

MI DEVELOPMENTS SHAREHOLDERS APPROVE
REORGANIZATION PROPOSAL TO ELIMINATE ITS DUAL CLASS SHARE STRUCTURE

March 29, 2011, Aurora, Ontario, Canada – MI Developments Inc. ("MID") (TSX: MIM.A, MIM.B; NYSE: MIM) announced today that its shareholders have approved the previously announced reorganization proposal to eliminate MID's dual class share structure (the "Arrangement").

The Arrangement was approved by 98.08% of the votes cast by holders of MID's Class A Subordinate Voting Shares and Class B Shares, voting together, and 99.91% of the votes cast by holders of Class B Shares, voting separately as a class, at the annual general and special meeting of shareholders held today.  The Arrangement was also approved by 86.33% of the votes cast by minority holders of MID's Class A Subordinate Voting Shares and 99.65% of the votes cast by minority holders of MID's Class B Shares, in each case, voting separately as a class.

Implementation of the Arrangement remains subject to approval by the Ontario Superior Court of Justice at a fairness hearing which is scheduled to be held on March 31, 2011 and certain other conditions by June 30, 2011.

The Arrangement also remains subject to the risk factors set forth in MID's Management Information Circular dated February 22, 2011.

For further information about this press release, please contact Donald Cameron, MID's Chief Operating Officer, at 905-726-7606.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream ParkTM, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2010, and the risk factors set forth in MID's Management Information Circular dated February 22, 2011 filed on SEDAR, each of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.